

MAIL STOP 3561

October 12, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Supplemental Response Letter Dated October 11, 2007
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your letter dated October 11, 2007, sent today, October 12, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file each of your letters dated October 9, 10, and 11 separately as correspondence on EDGAR. As requested in our previous conversations, please file any future correspondence on EDGAR as well.

2. So that your proposed disclosure may be clearly tracked against that currently in your preliminary proxy, if you choose to respond to this letter please file an amendment reflecting the totality of your proposed changes.

3. We note your response to comment one from our letter of October 11, 2007 and the assertion that Platinum "is in the position of purchasing, rather than selling, leasing, or exchanging" its assets and, therefore, §271 does not apply. However, it would appear that the consideration that Platinum proposes to pay in exchange for the Tandem assets amounts to an exchange of all or substantially all of Platinum's assets and therefore appears to fall within the language of §271.

    As a result, it is still not clear how the proposed transaction with Tandem may be consummated in compliance with the notice and other provisions contained in §271, *et seq.* of the Delaware General Corporation law.

Rules 10b5-1 and 10b-18

4. We note your response to comment two from our letter of October 11, 2007. Your analogy to road shows in Non-SPAC proxy statements and public financings does not appear apposite with respect to this issue since the basic premise upon which the SPAC units were placed rested in large part upon the shareholder vote and conversion feature offered to all shareholders in the prospectus; not special deals afforded to certain shareholders to the exclusion of others.

    As noted in our many calls on this issue, we could find no language in Platinum's IPO prospectus that Platinum insiders would take actions to influence the shareholder vote in this manner or that more advantageous conversion terms were to be offered to some shareholders as opposed to others. You have included a risk factor to this effect in your most recent amendment.

    Moreover, your assertion that "knowledge…garnered from these meetings is not reliable enough to be considered material or to do anything more than confuse and mislead the market" appears to be inconsistent with the worth that Platinum insiders and their affiliates apparently place on such meetings (i.e., if such information is not reliable enough to be considered material, why would Platinum insiders be effecting purchases as a result?).

    As a result, it would appear that actions taken by Platinum insiders or their affiliates with respect to such a basic premise upon which Platinum's IPO was conducted is information to which a reasonable investor could attach importance in determining whether to vote in favor of Platinum's proposed acquisition.

    Please reconcile the statements underlined in our October 10 letter that "certain of [Platinum's] officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, <u>in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum</u>... <u>Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal</u>."

5. We note your response to comment three from our letter of October 10, 2007 concerning the reasons for Braesridge's non-compliance with its 10b5-1 plan and that you believe an affirmative defense still to be available. Please provide legal support for such position.

6. We note your response to comment four from our letter of October 10, 2007. Please revise to clearly disclose your statements made with respect to non-compliance with Rule 10b-18 contained in your letter of October 9, 2007. Additionally, in light of your statements of non-compliance with Rule 10b5-1 in your letter of October 10, 2007, please revise to clarify your reference to such Rule in this passage.

7. We note your response letter of October 9, 2007 with respect to the application of Rule 10b-18, without necessarily concurring in your analysis or conclusion set forth. Additionally, we note that such response did not address whether you felt Rule 10b-18's merger exclusion provision applied in this context, as discussed in our phone call of October 5, 2007. Please advise and revise your proxy statement accordingly.

8. We note your response to comment five from our letter October 10, 2007. Please include affirmative disclosure that such purchases and changes in voting instructions will all take place prior to the meeting, as indicated in your response.

Other

9. We note your response to comment six from our letter October 10, 2007 that Mr. Kostiner is subject to Platinum's Code of Ethics pursuant to which employees, officers and directors of Platinum must refrain from engaging in any activity or having a personal interest that presents a "conflict of interest." Please provide disclosure in your next amendment relating to how the proposed purchases of Platinum common stock by Platinum insiders and/or their affiliates are consistent with and are to be considered in light of the provisions of Platinum's Code of Ethics you describe.

10. We note your response to comment seven from our letter October 10, 2007. However, it is our belief that all of the officers, directors, and insiders of the company would be deemed to be affiliates of the company under United States securities laws. Accordingly, we reissue.

We believe additional disclosure is required with respect to the following items: (i) the overall intent of the company in organizing financing and supporting this process; (ii) the company's motivation or potential motivations with respect to approaching specific shareholders; (iii) the process or processes by which the company will determine which shareholders to approach regarding the purchase proposal; (iv) the person or persons who will carry out such activities on behalf of the company, their status relative to the company (shareholder, officer, director, affiliate) and the compensation to such person or persons for carrying out such activities on behalf of the company; (v) the process by which the company shall determine the consideration to be paid for the shares being purchased; (vi) the company's intentions as to its responsibility to provide disclosure concerning such activities; and (vii) whether the company has established any limitations on the amount that it is willing to pay for such purchases on an individual and aggregate basis.

In the alternative, please provide a detailed legal analysis to support your position that such Platinum insiders, including affiliates, officers, and directors, are not to be ascribed to those of the company.

We may have further comment.

11.   Additionally, in light of the cooperative efforts of the officers, directors, and insiders of the company in taking actions to influence the shareholder vote, please consider the need to amend the disclosure contained in the Schedule 13Ds filed by such parties and their affiliates.

12.   Additionally, we note the proposed disclosure following [1] contained on page eight of your letter. Please revise to include the interest of Messrs. Kostiner and Nordlicht in avoiding the indemnification obligations noted on page 38 of your revised proxy, which were approximately $1,636,000 as of June 30, 2007. Revise both your proposed disclosure and page 38 to reflect the total of Platinum's accounts payable and accrued expenses as of the most recent practicable date.

Closing Comments

        As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500